Contact

www.linkedin.com/in/alexander-simonet-867881b4 (LinkedIn)

Top Skills

Data Analysis
Business Analysis
Microsoft SQL Server

Certifications

Microsoft Office Specialist Excel 2013

Alexander Simonet

Senior Manager, Strategy & Business Operations at National Veterinary Associates
Santa Monica, California, United States

Summary

My career focused on joining new teams at fast-growing companies and developing a new role for myself while identifying opportunities to grow both myself and the company. I thrive on being entrepreneurial, and creating something from nothing.

Recognized by company leadership as a manager who gets things done with little to no guidance and limited resources. I am trusted to lead complex P&L impacting projects because I can quickly diagnose a and implement operational changes.

I have proven experience creating, developing, and leading the implementation of robust pricing strategies to scale revenue and optimize margin. I often tackle long term strategic questions such as new market opportunities, vendor/partner assessment, and technology roadmaps.

Adept at utilizing SQL, Microsoft Office Suite, and PowerBI to draw insights from large and messy datasets; then strong communication to drive decision-making across the organization.

Experience

National Veterinary Associates
4 years 10 months

Senior Manager, Strategy & Business Operations
March 2024 - Present (9 months)
Los Angeles Metropolitan Area

Manager, Strategy & Business Operation (Pricing Strategy & Analytics)
June 2022 - March 2024 (1 year 10 months)
Los Angeles Metropolitan Area

• Led end-to-end creation of technology based products that transformed strategy and intelligence for a $4 billion portfolio of veterinary hospitals via close partnerships with senior leadership, finance, and technology

• Developed and built metrics of success that drive drive market level strategies and decision making across the organization

• Use analytics and automation tools such as QuickBase and MSSQL to create efficiencies that drove top and bottom-line growth

• Work closely senior leaders to evaluate and predict the impact of pricing strategies, packaging, and consumer behavior on the larger business

Strategy & Business Operations, Senior Associate
February 2021 - June 2022 (1 year 5 months)

• Conducted competitive research of external partners' products and systems and led multiple cross-functional teams to enhance NVA's product offerings and operational ecosystem

• Created and owned the business's 3-year pricing strategy roadmap to optimize revenue and margin growth for a $2B revenue stream

• Utilized SQL to build and operationalize pricing audit & strategy tools that have resulted in >$10 million dollar in annual bottom-line growth over the past calendar year

• Evaluated and implemented SAAS that has contributed significantly to revenue growth and profitability while streamlining complex business processes

Strategy & Business Operations Associate
February 2020 - February 2021 (1 year 1 month)
Los Angeles Metropolitan Area

• Developed the pricing analysis and implemented the strategies for both NVA's in-hospital pricing and in the home delivery market to optimize NVA's market position

• Managed NVA's relationships with its two preferred home delivery partners and product suppliers; negotiated the company's preferential pricing and terms of service with these partners

• Performed due diligence and financial analysis on a $150+ million strategic acquisition to strengthen NVA's industry position and further expand its corporate strategic roadmap

PennyMac Loan Services, LLC
2 years 4 months

Senior Analyst, Product Strategy & External Relations
February 2019 - February 2020 (1 year 1 month)

Westlake Village, CA

• Create strategic product roadmaps, develop product requirements, and coordinate a cross-functional team to take ideas from concept to launch
• Drove product specific revenue to grow over 200% year-over-year by driving the implementation of over 20 product specific strategic initiatives
• Identify key performance indicators and market opportunities through extensive research using the business intelligence tools SQL, Excel, and Tableau
• Serve as the centralized product expert and develop strategies through collaboration with the engineering, business teams, and external business partners
• Brief Managing Directors and C-Level Executives routinely with detailed analytical reports and potential initiatives to drive revenue growth

Analyst, Product Strategy & External Relations
November 2017 - February 2019 (1 year 4 months)
Greater Los Angeles Area

• Perform extensive industry and company specific research while developing subject matter expertise on a specific product suite and market
• Drove the execution of NDA's, the completion of the due diligence process, and the negotiation of contractual agreements with 6 strategic business partners simultaneously
• Contributed to the improvement of B2B and B2C technology portals by creating business processes based on requirements gathered from internal and external key stakeholders
• Support senior leadership in managing key external relations by completing ad-hoc requests

Lincoln Financial Advisors
Financial Advisory & Marketing Intern
May 2016 - December 2016 (8 months)
San Diego

• Created mock investment portfolios built within the advisory team's asset allocation guidelines to satisfy certain return versus risk objectives
• Developed relationships with financial intermediary wholesalers
• Organized and maintained client financial information and content using an online database
• Designed and built office website (www.cannonwealthmanagement.com)
• Created and sent out quarterly client newsletter to provide updates on market and economic environment, deepen client relationships

Magnifi Group, Inc.
Social Media Intern
February 2016 - May 2016 (4 months)

• Managing all of the companies social media platforms

• Cultivating and building blog posts

• Data collection and entry

• Day-to-day office activities: filing, phone calls, responding to client emails

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Education

University of San Diego

Bachelor's Degree, Finance major